Via Facsimile and U.S. Mail
Mail Stop 6010

August 3, 2006

Mr. Haig Keledjian
Chief Executive Officer and Chief Financial Officer
Viral Genetics, Inc.
1321 Mountain View Circle
Azusa, CA 91702

Re: Viral Genetics, Inc.
Form 10-KSB for the fiscal year ended December 31, 2004
File No. 000-26875

Dear Mr. Keledjian:

        We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief